Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (the “Listings Requirements"), shareholders are advised that a non-executive director of Gold Fields (”Director”), Mr. SP Reid, acquired Gold Fields American Depository Receipts (“ADR”) on the open market. Details of the transactions are set out below: Name of Director SP Reid Nature of transaction On market acquisition of ADRs Transaction date 29 November 2023 Number of securities 1 000 Class of security ADRs Price per security US$15.2485 Total value US$15,248.50 Nature of interest Direct and Beneficial In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 30 November 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd